UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,334,208
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,334,208
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.0%*
14.	Type of Reporting Person (See Instructions) PN
_______________________
*
The calculation of the percentage of outstanding shares is based on 3,180,300 shares of Common Stock (as defined herein) outstanding as of July 31, 2014 (which reflects the 1-for-20 reverse split of the outstanding shares of Common Stock that occurred on October 24, 2013), as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,334,208
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,334,208
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.0%*
14.	Type of Reporting Person (See Instructions) OO
_______________________
*
The calculation of the percentage of outstanding shares is based on 3,180,300 shares of Common Stock outstanding as of July 31, 2014 (which reflects the 1-for-20 reverse split of the outstanding shares of Common Stock that occurred on October 24, 2013), as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.

CUSIP No. 469249106

1.	Names of Reporting Persons. Eugene A. Ludwig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,334,208
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,334,208
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.0%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 3,180,300 shares of Common Stock outstanding as of July 31, 2014 (which reflects the 1-for-20 reverse split of the outstanding shares of Common Stock that occurred on October 24, 2013), as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.

CUSIP No. 469249106

1.	Names of Reporting Persons. Robert B. Goldstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) (2)*
14.	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 3,180,300 shares of Common Stock outstanding as of July 31, 2014 (which reflects the 1-for-20 reverse split of the outstanding shares of Common Stock that occurred on October 24, 2013), as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.

(1)	Robert B. Goldstein and his spouse, Candy K. Goldstein share voting and dispositive power of these shares.
(2)	Less than 1%

CUSIP No. 469249106

1.	Names of Reporting Persons. John W. Rose

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,035(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,035(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,035(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) (2)*
14.	Type of Reporting Person (See Instructions) IN

_______________________
*
The calculation of the percentage of outstanding shares is based on 3,180,300 shares of Common Stock outstanding as of July 31, 2014 (which reflects the 1-for-20 reverse split of the outstanding shares of Common Stock that occurred on October 24, 2013), as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.

(1)	John W. Rose and his spouse Cheryl H. Rose share voting and dispositive power of these shares.
(2)	Less than 1%

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 6 on Schedule 13D (this “Amendment No. 6”) to amend the Schedule 13D filed on November 26, 2010 (as amended by Amendment No. 1 filed on August 27, 2012, Amendment No. 2 filed on September 28, 2012, Amendment No. 3 filed on January 4, 2013, Amendment No. 4 filed on January 23, 2013 and Amendment No. 5 filed on February 21, 2013, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 2.

Item 2 of the 13D Filing is hereby amended by deleting the first paragraph thereof in its entirety and replacing it with the following:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group IV LP, a Delaware limited partnership (“CapGen LP”); (ii) CapGen Capital Group IV LLC, a Delaware limited liability company (“CapGen LLC”); (iii) Mr. Eugene A. Ludwig; (iv) Mr. Robert B. Goldstein; and (v) Mr. John W. Rose. The business address of each of the Reporting Persons is 120 West 45th Street, Suite 1010, New York, New York 10036. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 19.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by deleting the second sentence in the fourth paragraph thereof and replacing that sentence with the following:

Mr. Goldstein was elected to the board of directors of the Issuer on October 28, 2014.  Also on October 28, 2014, Mr. Rose delivered notice of his resignation as a director of the Issuer, effective upon receipt of regulatory approval for Mr. Goldstein’s directorship with The Jacksonville Bank.

Item 5.                   Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group IV LP	1,334,208	42.0%	1,334,208	0	1,334,208	0
CapGen Capital Group IV LLC	1,334,208	42.0%	1,334,208	0	1,334,208	0
Eugene A. Ludwig	1,334,208	42.0%	0	1,334,208	0	1,334,208
Robert B. Goldstein	875	(1)	0	875	0	875
John W. Rose	4,035	(1)	0	4,035	0	4,035

* The calculation of the percentage of outstanding shares is based on 3,180,300 shares of Common Stock outstanding as of July 31, 2014 (which reflects the 1-for-20 reverse split of the outstanding shares of Common Stock that occurred on October 24, 2013), as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2014.

(1) Less than 1%

Each of the Reporting Persons and each individual named in response to Item 5 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 19	Joint Filing Agreement, dated November 5, 2014, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC, Robert B. Goldstein, Eugene A. Ludwig and John W. Rose.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 5, 2014

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
Name:	Robert B. Goldstein

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

EXHIBIT INDEX

Exhibit	Title
Exhibit 19	Joint Filing Agreement, dated November 5, 2014, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC, Robert B. Goldstein, Eugene A. Ludwig and John W. Rose.